Name of Registrant:
Franklin Strategic Series

File No. 811-06243

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Prospectus Supplement GOF P-9 12/14:

XXIII. For Franklin Strategic Income Fund, the "Fund
Details - Principal Investment Policies and Practices" section the paragraph that begins with "For purposes of pursuing its investment goals..." is revised as follows:

For purposes of pursuing its investment goals, the Fund regularly enters into currency-related transactions involving derivative instruments, including currency and cross currency forwards, currency swaps, currency and currency index futures contracts, and currency options. The Fund may also enter into interest rate and credit-related transactions involving certain derivative instruments, including interest rate and credit default swaps and interest rate and/or bond futures contracts (including U.S.
Treasury futures contracts) and options thereon, and fixed income total return and inflation index swaps. The use of such derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, countries, durations or credit risks. The Fund may use currency, interest rate or credit-related derivative strategies for the purposes of enhancing Fund returns, increasing liquidity, gaining exposure to particular instruments in more efficient or less expensive ways and/or hedging risks relating to changes in currency exchange rates, credit risks, interest rates and other market factors.

XXIV. For Franklin Strategic Income Fund, Franklin Low Duration Total Return Fund and Franklin Total Return Fund, the "Fund Details - Principal Investment Policies and Practices" section that begins with "Swap agreements, such as interest rate..."
is revised as follows:

Swap agreements, such as interest rate, fixed income total return, currency, inflation index and credit default swaps, are contracts between the Fund and another party (the swap counterparty) involving the exchange of payments on specified terms over periods ranging from a few days to multiple years. A swap agreement may be negotiated bilaterally and traded over-the-counter (OTC) between the two parties (for an uncleared swap) or, in some instances, must be transacted through a futures commission merchant (FCM) and cleared through a clearinghouse that serves as a central counterparty
(for a cleared swap). In a basic swap transaction, the Fund agrees with the swap counterparty to exchange the returns
(or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments.
The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically do not actually exchange the notional amount. Instead, they agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates.

XXVI. For Franklin Strategic Income Fund, Franklin Low Duration Total Return Fund and Franklin Total Return Fund, the following paragraph is added to the "Fund Details - Principal Investment Policies and Practices" section immediately following the paragraph that begins with "An interest rate swap...":

A total return swap is an agreement between two parties, pursuant to which one pays (and the other receives) an amount equal to the total return (including, typically, income and capital gains distributions, principal prepayment or credit losses) of an underlying reference asset (e.g., a note, bond or securities index) in exchange for a regular payment, at a floating rate based on LIBOR, or alternatively at a fixed rate or the total rate of return on another financial instrument.
A Fund may take either position in a total return swap (i.e., the Fund may receive or pay the total return on the underlying reference asset).